CUSIP NO. H0381L104	13D	Page 1 of 12

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Auris Medical Holding AG

(Name of Issuer)

Common shares, nominal value CHF 0.02 per share

(Title of Class of Securities)

H0381L104

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

May 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. H0381L104	13D	Page 2 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VIII, L.P. (“SVP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
258,534 shares (including 140,000 shares issuable upon exercise of warrants), except that Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Dr. Anand Mehra (“Mehra”), the managing members of SM VIII, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
258,534 shares (including 140,000 shares issuable upon exercise of warrants), except that SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power and Powell, Healy and Mehra, the managing members of SM VIII, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	258,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.1%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. H0381L104	13D	Page 3 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VIII, L.L.C. (“SM VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
258,534 shares (including 140,000 shares issuable upon exercise of warrants), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, Healy and Mehra, the managing members of SM VIII, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
258,534 shares (including 140,000 shares issuable upon exercise of warrants), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, Healy and Mehra, the managing members of SM VIII, may be deemed to have shared dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	258,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.1%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. H0381L104	13D	Page 4 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		258,534 shares (including 140,000 shares issuable upon exercise of warrants), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		258,534 shares (including 140,000 shares issuable upon exercise of warrants), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	258,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.1%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. H0381L104	13D	Page 5 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 1,390 shares subject to stock options exercisable by Healy within 60 days of the date of this filing.
8	SHARED VOTING POWER
		258,534 shares (including 140,000 shares issuable upon exercise of warrants), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Healy, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER 1,390 shares subject to stock options exercisable by Healy within 60 days of the date of this filing.
10	SHARED DISPOSITIVE POWER
		258,534 shares (including 140,000 shares issuable upon exercise of warrants), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	259,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.2%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. H0381L104	13D	Page 6 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Anand Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		258,534 shares (including 140,000 shares issuable upon exercise of warrants), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Mehra, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		258,534 shares (including 140,000 shares issuable upon exercise of warrants), all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Mehra, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	258,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.1%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. H0381L104	13D	Page 7 of 12

Statement on Schedule 13D

This Amendment No. 3 (“Amendment No. 3”) amends and restates the statement on Schedule 13D initially filed on August 9, 2014 and amended on February 6, 2017 and March 9, 2017 (as amended, the “Original Schedule 13D”) relating to the beneficial ownership of common shares, CHF 0.02 nominal value per share (“Common Shares”), of Auris Medical Holding AG, a Swiss corporation (“Issuer”), filed by and on behalf of Sofinnova Venture Partners VIII, L.P., a Delaware limited partnership (“SVP VIII”), Sofinnova Management VIII, L.L.C., a Delaware limited liability company (“SM VIII”), Dr. Srinivas Akkaraju (“Akkaraju”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra”). Akkaraju is no longer a managing member of SM VIII, and “Reporting Persons” shall mean SVP VIII, SM VIII, Powell, Healy and Mehra, collectively. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Amendment No. 3 is being filed to reflect sales by SVP VIII of Common Shares.

ITEM 1.	SECURITY AND ISSUER.

(a)            The class of equity securities to which this statement relates is the Common Shares of the Issuer.

(b)            The Issuer’s principal executive offices are located at Bahnhofstrasse 21, 6300 Zug, Switzerland.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)            The persons and entities filing this Schedule 13D are SVP VIII, SM VIII, Powell, Healy, and Mehra. SM VIII, the general partner of SVP VIII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VIII.

(b)            The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)            The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP VIII is to make investments in private and public companies, and the principal business of SM VIII is to serve as the general partner of SVP VIII. Powell, Healy and Mehra are the managing members of SM VIII.

(d)             During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             SVP VIII is a Delaware limited partnership. SM VIII is a Delaware limited liability company. Powell, Healy, and Mehra are U.S. citizens.

CUSIP NO. H0381L104	13D	Page 8 of 12

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 26, 2013, Healy was granted a stock option from the Issuer to purchase 6,250 Common Shares at an exercise price of CHF 5.28 per share. Such option will vest on November 25, 2017 and will become exercisable upon vesting. Such option will expire on November 25, 2019.

On December 9, 2013, SVP VIII entered into a non-interest bearing convertible loan with the Issuer with a principal amount of CHF 7,020,024. On January 13, 2014, SVP VIII exercised its conversion option on such loan, and the loan amount was converted into 1,329,550 Series C preferred shares of the Issuer.

On April 5, 2013, SVP VIII entered into a Series C investment agreement pursuant to which SVP VIII acquired from the Issuer an aggregate 2,363,625 shares of Series C preferred shares for a purchase price of CHF 5.28 per share, or CHF 12,479,940 in the aggregate.

In connection with the closing of the Issuer’s initial public offering of Common Shares (“IPO Offering”), the Series C preferred shares automatically converted on a one-for-one basis on August 11, 2014 into 3,693,175 Common Shares.

On August 11, 2014, SVP VIII purchased 2,125,000 Common Shares at $6.00 per share in the IPO Offering, or $12,750,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on August 7, 2013 with the Securities and Exchange Commission (the “IPO Prospectus”).

The Issuer effected a 25:1 forward stock split on December 27, 2013. Accordingly, unless otherwise noted above, all disclosed numbers and nominal value of shares are adjusted for such stock split.

On December 29, 2014, Healy was granted a stock option from the Issuer to purchase 7,815 Common Shares at an exercise price of $4.05 per share. On December 29, 2016, 50% of the Common Shares subject to the option vested and became exercisable. The remaining Common Shares subject to the option will vest and become exercisable on December 29, 2017. The option expires on December 29, 2022.

On September 15, 2015, Healy was granted a stock option from the Issuer to purchase 10,000 Common Shares at an exercise price of $4.68 per share. The option vested and became exercisable on September 15, 2016. The option expires on September 15, 2023.

On April 30, 2016, Healy was granted a stock option from the Issuer to purchase 5,000 Common Shares at an exercise price of $3.92 per share. The option will vest and become exercisable on April 30, 2017. The option expires on April 30, 2024.

In February 2017, the Issuer held a public offering (the “Secondary Offering”) of Common Shares and warrants, with each warrant entitling the holder to purchase 0.70 of a Common Share at an exercise price of $1.20 per whole Common Share. The Common Shares and warrants were sold in units (each a “Unit”), with each Unit consisting of one Common Share and one warrant. Each Unit was sold at a price of $1.00 per Unit. The Common Shares and warrants will be mandatorily separable immediately upon issuance. The warrants will become exercisable upon issuance, and will expire five years after issuance.

On February 15, 2017, in connection with the Secondary Offering, SVP VIII purchased 2,000,000 Units from the Issuer at $1.00 per Unit, or $2,000,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on February 16, 2017 with the Securities and Exchange Commission (the “Secondary Prospectus”).

CUSIP NO. H0381L104	13D	Page 9 of 12

On March 13, 2018, Auris Medical Holding AG merged into Auris Medical NewCo Holding AG (the “Merger”), a newly incorporated, wholly-owned Swiss subsidiary (“Auris NewCo”) following shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Following the Merger, Auris NewCo, the surviving company had a share capital of CHF 122,347.76, divided into 6,117,388 common shares with a nominal value of CHF 0.02 each. Pursuant to the Merger, shareholders received one common share with a nominal value of CHF 0.02 of Auris NewCo for every 10 common shares in Auris Medical Holding AG held prior to the Merger, effectively resulting in a “reverse share split” at a ratio of 10-for-1. Accordingly, all disclosed numbers and nominal value of shares listed below are adjusted for such stock split. Auris NewCo changed its name to “Auris Medical Holding AG” as part of the consummation of the Merger, effective March 13, 2018.

On May 15, 2018, SVP VIII sold 113,615 Common Shares at a weighted average price of $1.6462 per share, or $187,033.01 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $1.60 to $1.73, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth herein.

On May 16, 2018, SVP VIII sold 50,345 Common Shares at a weighted average price of $1.5027 per share, or $75,653.43 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $1.50 to $1.615, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth herein.

On May 17, 2018, SVP VIII sold 55,009 Common Shares at a price of $1.50 per share, or $82,513.50 in the aggregate, in open market sales.

On May 18, 2018, SVP VIII sold 54,659 Common Shares at a price of $1.50 per share, or $81,988.50 in the aggregate, in open market sales.

On May 22, 2018, SVP VIII sold 159,181 Common Shares at a weighted average price of $1.4171 per share, or $225,572.22 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $1.37 to $1.50, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth herein.

On May 23, 2018, SVP VIII sold 230,472 Common Shares at a weighted average price of $1.3134 per share, or $302,700.96 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $1.30 to $1.381, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth herein.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Shares and/or retain and/or sell all or a portion of the Common Shares held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Shares held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. H0381L104	13D	Page 10 of 12

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)          Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 6,117,388 Common Shares outstanding following the Merger as reported by Issuer in the Prospectus Supplement No. 1 filed by the Issuer on May 15, 2018.

(c)             Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Shares of the Issuer during the past 60 days.

(d)            Under certain circumstances set forth in the limited partnership agreement of SVP VIII, the general partner and limited partners of SVP VIII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)            The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Shares on May 23, 2018.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Lock-Up Agreement, dated June 27, 2014, entered into with Jefferies LLC and Leerink Partners LLC in connection with the IPO Offering, the Reporting Persons are subject to a Lock-Up Period (as defined in the Lock-Up Agreement) commencing on June 27, 2014 and continuing and including the date 180 days after the date of the IPO Prospectus, during which the Reporting Persons have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares.

The Reporting Persons are party to a Registration Rights Agreement among the Issuer, the Reporting Persons and other shareholders, dated August 11, 2014 (the “Registration Rights Agreement”). Subject to the terms of the Registration Rights Agreement, holders of Common Shares having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The form of Registration Rights Agreement described in Item 6, filed on July 21, 2014 as Exhibit 4.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-197105), and is incorporated herein by reference.

On November 26, 2013, Healy was granted a stock option from the Issuer to purchase 6,250 Common Shares at an exercise price of CHF 5.28 per share. Such option will vest on November 25, 2017 and will become exercisable upon vesting. Such option will expire on November 25, 2019. On December 29, 2014, Healy was granted a stock option from the Issuer to purchase 7,815 Common Shares at an exercise price of $4.05 per share. 50% of the shares subject to the option vested on December 29, 2016 and became exercisable upon vesting. The remaining shares will vest on December 29, 2017 and will become exercisable upon vesting. Such option will expire on December 29, 2022. On September 15, 2015, Healy was granted a stock option from the Issuer to purchase 10,000 Common Shares at an exercise price of $4.68 per share. Such option vested on September 15, 2016 and became exercisable upon vesting. Such option will expire on September 15, 2023. On April 30, 2016, Healy was granted a stock option from the Issuer to purchase 5,000 Common Shares at an exercise price of $3.92 per share. Such option will vest on April 30, 2017 and will become exercisable upon vesting. Such option will expire on April 30, 2024. The Issuer’s Stock Option Plan C is more fully described in the IPO Prospectus and incorporated herein by reference.

CUSIP NO. H0381L104	13D	Page 11 of 12

With respect to the warrants purchased by SVP VIII in the Secondary Offering, the form of warrant is filed as Exhibit 4.1 to the Form 6-K (File Number 001-36582) filed by the Issuer on February 21, 2017 and is incorporated herein by reference.

Pursuant to a Lock-Up Agreement, certain Reporting Persons have agreed, subject to certain exceptions, not to sell or transfer any Common Shares or securities convertible into or exchangeable or exercisable for Common Shares, for 60 days after the date of the Secondary Prospectus, in each case, without first obtaining the written consent of Roth Capital Markets, LLC. The Form of Lock-Up Agreement is filed as Exhibit A to the Underwriting Agreement filed on February 21, 2017 as Exhibit 1.1 to the Form 6-K (File Number 001-36582) filed by the Issuer and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing among Reporting Persons is incorporated herein by reference to Exhibit A of the Original Schedule 13D.
EXHIBIT B	Power of Attorney relating to Reporting Persons is incorporated herein by reference to Exhibit of the Original Schedule 13D.
EXHIBIT C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on July 21, 2014 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-197105).
EXHIBIT D	Form of Registration Rights Agreement described in Item 6, filed on July 21, 2014 as Exhibit 4.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-197105), and is incorporated herein by reference.
EXHIBIT E	Form of Warrant described in Item 6, filed by the Issuer on February 21, 2017 as Exhibit 4.1 to the Form 6-K (File No. 001-36582), and is incorporated herein by reference.
EXHIBIT F	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on February 21, 2017 as Exhibit 1.1 to the Form 6-K (File Number 001-36582) filed by the Issuer.

CUSIP NO. H0381L104	13D	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2018

SOFINNOVA VENTURE PARTNERS VIII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact